Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

The following is a transcript of an interview made available by BNN Bloomberg on May 16, 2025, in connection with an interview featuring Executive Chairman of Strathcona Resources Ltd. (“Strathcona”), Adam Waterous, where Mr. Waterous discussed Strathcona's proposed offer (the "Offer") to purchase all of the issued and outstanding common shares (the "MEG Shares") in the capital of MEG Energy Corp. ("MEG") not already owned by Strathcona and its affiliates.

BNN The Close

Friday, May 16, 2025 – Video Transcription

PARTICIPANTS

Adam Waterous

Strathcona Resources Ltd. — Executive Chairman

Merella Fernandez

BNN Bloomberg Reporter

Merella Fernandez (Host): As you heard, Strathcona Resources plans to make a takeover bid for MEG Energy. The cash and stock offer values MEG at about six billion dollars.

So, let’s go right to the source on this. Adam Waterous is the Executive Chairman of Strathcona Resources. Thanks for joining us today.

Adam Waterous: Nice to see you.

Merella Fernandez (Host): Let’s talk about timing. Why this offer now?

Adam Waterous: Well, we’ve been a longtime admirer of MEG. It’s an extremely similar business to what we own at Strathcona. It could be described as an identical twin, a doppelganger, you know, a brother from another mother. We are both long life, low decline, high free cash flow oil producers in the same general neighbourhood in western Canada.

And so, this very complimentary asset base is just a natural fit to be able to take advantage of economies of scale, operating synergies, and to be able to best develop the asset. This is what I would describe as a very obvious combination that many people have thought about over the years.

And we recently sold, also this week, a suite of assets that Strathcona also had in the Montney, which were natural gas weighted. And by selling those assets it became very clear that Strathcona and MEG were nearly identical. Strathcona’s a little bit bigger, we’ve got about 20% more production than MEG, but post the sale of our Montney business, it would become very clear that it would be very attractive, I think, to both shareholders to combine the businesses.

Merella Fernandez (Host): Okay, so, I’m sure that you’ve heard that the offer, as we talk about, it’s about six billion dollars, or about 9% premium on shares. Some analysts and investors are calling it modest. Do you see it as a modest offer?

Adam Waterous: I’ll say a couple of things. What’s unusual about this proposal is the attractiveness to the MEG shareholder is twofold. Number one, they get an upfront premium. Based on yesterday’s close, it’s a 9.3 per cent premium. But the second thing that MEG shareholders get, and this is very unusual being the target, or I mean the seller effectively, is the MEG shareholders get accretion on a per share basis. So, things like funds flow, funds flow after capital expenditures, net asset value. They’re actually getting, on a per share basis, higher value.

Now, why is that? Usually what happens is the bigger company, in this case Strathcona, ends up trading at a higher valuation to the smaller company, in this case MEG. In this case it’s very usual that MEG trades at a bit of a premium to Strathcona. The reason for that is that our firm, Waterous Energy Fund, currently owns about 80% of the shares of Strathcona. So, we have a very small float, only 20% of the shares. We only trade about one or two million dollars a year, a day, in shares. MEG often trades over 100 million dollars a day in shares, so they have a very big float. And so, they get properly priced, and Strathcona, because it has a small float, we think it gets discounted.

It's one of the reasons that we like the idea of combining with MEG is that the pro forma of the business will have a very broad float. But that peculiarity that the bigger company, in this case Strathcona, combining with the smaller company, MEG, the MEG shareholder, because 82 per cent of the consideration is shares, 18 per cent is cash, actually get accretion. So there’s two things that allow, two forms of return to the MEG shareholder.

Now, Strathcona also owns 9.9 per cent of the company.

Merella Fernandez (Host): Yeah, you’ve been buying up shares this year.

Adam Waterous: Yeah, you’re right. And so, not surprisingly, we think this is a very compelling combination, alternative for the MEG shareholder. But maybe there’s something else out there that’s even better.

Merella Fernandez (Host): Sorry to interrupt, are you worried then about outside offers now for MEG, if you have your eye on MEG, this is a bid that is now public and it could drive up the price.

Adam Waterous: Actually, contrary, we’ve actually asked the company to conduct a strategic alternatives process in light of our proposal just to make sure, so that shareholders can be satisfied that there’s nothing better out there. Maybe there is a better proposal. We think ours is very compelling, but maybe there’s a better one. And the only way they’re going to find out is if they conduct a strategic alternatives process, which we would welcome.

Merella Fernandez (Host): Talk to me about what synergies you see with MEG in particular.

Adam Waterous: Well, there’s a number of things that happen in a combination like this. The first is overhead. You know, when you combine two business, inevitably you’ve got duplication, and that allows you to eliminate that duplication.

The second thing is you get interest rate savings. In that right now Strathcona and MEG are non-investment grade. When combined together, we expect they will be investment grade, which will reduce the interest rate on the debt of the business, which will be a real cash savings to the shareholders.

The third thing is, you end up having an operating synergy. To give you a sense on that, on a combined basis, Strathcona will be drilling more than a quarter of all the steam assisted gravity drainage or SAGD wells in western Canada. We think we’ll be able to get economies of scale, or better prices, from our suppliers, service providers, because we’re buying in bulk. So, we think we’ll be able to get as much as 175 million dollars a year in savings by combining the two companies.

Merella Fernandez (Host): I do want to let you know that I have about a minute left before we have to hit the markets. But I want to get your take on the direction of energy policy in the country. You’re getting out of shale now with a clearer focus on oil. How do you feel or do you feel positive about the direction of energy given the new government under Mark Carney?

Adam Waterous: Well I think the most important thing I would say is that there’s been a dramatic sea change in the Canadian public support for the development of energy infrastructure – LNG facilities, natural gas pipelines, oil pipelines – that’s quite dramatic relative to when the government say developed Transmountain in 2017/2018, the score was in the 40 odd per cent cross country, now it’s close to 80 odd per cent, roughly a doubling. We think the government is going to follow the Canadian public support and work hard to get infrastructure built. Now I think they have a choice between whether or not they do it with the private sector.

Merella Fernandez (Host): I’ve just got about 15 seconds just so you know.

Adam Waterous: So, we think it’s either with the private sector or the state will build these infrastructure.

Merella Fernandez (Host): Got it. Sorry to cut it short, Adam. Appreciate your time on this. Adam Waterous, of course, Executive Chairman at Strathcona Resources.

Additional Information and Where to Find It

This communication relates to the Offer. In connection with the Offer, Strathcona expects to file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a registration statement on Form F-10 (a "Registration Statement") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), which will include the formal offer to purchase and take-over bid circular and other documents related to the Offer. This communication is not a substitute for the Registration Statement, the formal offer to purchase and take-over bid circular or any other relevant documents filed with the applicable Canadian securities regulatory authorities or the SEC. MEG SHAREHOLDERS and other interested parties are urged to read the Registration Statement, the formal offer to purchase and take-over bid circular, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they will contain important information about Strathcona, MEG and the Offer.

When they become available, the Registration Statement, formal offer to purchase and take-over bid circular and other materials filed by Strathcona with the SEC will be available electronically without charge at the SEC's website at www.sec.gov. When available, the Registration Statement, formal offer to purchase and take-over bid circular, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Offer, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at sedarplus.ca.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith will be made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and take-over bid circular and accompanying letter of transmittal and notice of guaranteed delivery. The formal offer to purchase and take-over bid circular will contain important information about the Offer and should be read in its entirety by MEG shareholders.

Cautionary Statement Respecting Information of MEG

Strathcona has not had access to the non-public books and records of MEG and Strathcona is not in a position to independently assess or verify certain of the information in MEG's publicly filed documents, including its financial statements and reserves disclosures. MEG has not reviewed this communication and has not confirmed the accuracy and completeness of the information in respect of MEG contained herein. As a result, all information regarding MEG included herein has been taken from, or is based upon, publicly available information filed by MEG with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona.

Forward-Looking Information

This communication contains certain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words, and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this communication includes, but is not limited to, statements relating to: the expected benefits of the Offer and the combination of Strathcona and MEG, both to the MEG shareholders and the Strathcona shareholders; the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, including, but not limited to: the size and scale of the combined company, including the combined company's expected production and reserves; the expected per-share accretion to both MEG shareholders and Strathcona shareholders, including improved funds flow per share, funds flow less sustaining capital expenditures per share, net asset value per share and production per share; the expected potential cost synergies identified by Strathcona in connection with the combination of MEG and Strathcona, including the categories and amounts thereof, including with respect to overhead, interest, capital expenditures and operating costs, among others, and the related benefits thereof; the combined company achieving an investment grade credit rating; and other anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG; the pro forma debt of the combined company; the expected pro forma ownership of the combined company by the MEG shareholders and the Strathcona shareholders, including Waterous Energy Fund and Waterous Energy Fund III LP; Strathcona's intention to make the Offer, including the terms thereof, including the consideration to be offered by Strathcona thereto, and the filing of formal offer to purchase and take-over bid circular in connection therewith; the conditions that the Offer will be subject to and possible reasons that the Offer would not be made by Strathcona; Strathcona's intentions with respect to the financing of the cash consideration payable under the Offer; the filing of the Registration Statement and other materials with the SEC; and Strathcona's intention to acquire any MEG Shares not deposited under the Offer through a statutory compulsory acquisition, if available, or a subsequent transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona, including the consideration expected to be offered thereunder.

Although Strathcona believes that the expectations reflected by the forward-looking information presented in this communication are reasonable, the forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Strathcona about itself and MEG and the businesses in which they operate. Information used in developing forward-looking information has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop the forward-looking information herein include, but are not limited to: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Offer or otherwise, integrate Strathcona's and MEG's respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the conditions of the Offer will be satisfied on a timely basis in accordance with their terms; the anticipated synergies and other anticipated benefits of the Offer will be realized in a manner consistent with Strathcona's expectations; future production rates and estimates of capital and operating costs of the combined company; the combined company's reserves volumes and the net present values thereof; anticipated timing and results of capital expenditures of the combined company; MEG's public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements or otherwise; there will be no material changes to laws and regulations adversely affecting Strathcona's or MEG's operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona's and MEG's operations will remain consistent with Strathcona's current expectations. All figures and descriptions provided in this communication related to the Offer, including with respect to the consideration payable under the Offer, the reasons for the Offer, the potential benefits to the MEG shareholders and expected pro forma effects, are based on and assume the following: (a) Strathcona's and MEG's respective dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves and resources) will not change from May 15, 2025, in the case of Strathcona, and from what Strathcona has ascertained from MEG's public filings on SEDAR+ up to and including May 15, 2025, in the case of MEG, and, in the case of reserves and contingent resources, as applicable, those reported by Strathcona and MEG in their respective most recent annual information forms for the year ended December 31, 2024; (b) approximately 254.4 million MEG Shares will be issued and outstanding immediately prior to the date of the Offer and 2.6 million MEG Shares will be issuable pursuant to the exercise, exchange or conversion, as applicable, of the securities of MEG that are exercisable or exchangeable for or convertible into MEG Shares (other than rights under MEG’s shareholder rights plan) outstanding immediately prior to the date of the Offer; (c) that all of the MEG Shares will be deposited under the Offer pursuant to the terms thereof or acquired by Strathcona pursuant to a statutory compulsory acquisition, if available, or a subsequent transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and (d) no other MEG Shares or Strathcona common shares will be issued before the successful completion of the Offer. Assumptions have also been made with respect to future oil and gas prices, differentials and future foreign exchange and interest rates. Although Strathcona believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. In particular, there are certain risks related to the consummation of the Offer and the combination of Strathcona and MEG, and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that are expected to be conducted and undertaken by Strathcona upon consummation of the Offer) including, but not limited to: changes in general economic conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources and/or third-party financing; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG or Strathcona (or any of their respective subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws and regulations (domestic and foreign); the risk of failure to satisfy the conditions to the Offer; and the risk that the anticipated synergies and other benefits of the Offer may not be realized. In addition, readers are cautioned that the actual results of Strathcona following the successful completion of the Offer may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Strathcona. Strathcona's annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona's profile on SEDAR+ at www.sedarplus.ca) further describe risks, material assumptions and other factors that could influence actual results.

This communication contains information that may constitute a financial outlook about the prospective financial performance, financial position or cash flows of the company resulting from the combination of Strathcona and MEG, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Any financial outlook included in this communication has been prepared by, and is the responsibility of, management of Strathcona. Readers are cautioned that the assumptions used in the preparation of such financial outlook, although considered reasonable, and reflecting the best estimates and judgments and assumptions that are reasonable in the circumstances, at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on such financial outlook. The actual results, performance and achievements of the combined company could differ materially from those expressed in, or implied by, such financial outlook. Strathcona has included such financial outlook in order to provide readers with a more complete perspective on the combined company's future operations and management's current expectations relating to the combined company's future performance following completion of the Offer. Readers are cautioned that such information may not be appropriate for other purposes. Management approved the financial outlook contained herein as of the date of this communication.

The forward-looking information contained in this communication is provided as of the date hereof and Strathcona does not undertake any obligation to update or to revise any of the forward-looking information included herein, except as required by applicable securities laws. The forward-looking information contained in this communication is expressly qualified by this cautionary statement.